FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Resource Investors Management Company            Texoil, Inc. (TXLI)

(Last)            (First)       (Middle)     3. IRS Identifi-    4. Statement for         ___ Director          _X_ 10% Owner
                                             cation Number of    Month/Year
                                             Reporting Person,     July, 2000             ___ Officer           ___ Other
22 Waterville Road                           if an entity                                    (give title)          (specify below)

                 (Street)

Avon                CT       06001
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               ___ Form filed by One Reporting Person
                                                                                          _X_ Form filed by More than One
                                                                                              Reporting Person

                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock, $.01 par value      7/18/2000    S         20,000    D   $7.0625    See Schedule A     See Schedule ASee Schedule A
  per share




*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                               (Print or Type Response)

                                      Page 1 of 2


FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3,5)         Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,                                                Owned      Direct   (Instr.
                                            and 5)                                                   at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A)   (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares



                                                                              By: Attached hereto                      8/10/00
                                                                                  -------------------------------      -----------
                                                                              **  Signature of Reporting Person        Date
                                                                                  Name:


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


                                      Page 2 of 2

Designated Filer: Resource Investors Management Company Limited Partnership Issuer Name and Trading Symbol: Texoil, Inc. (TXLI)
Statement for:  7/00



                                           SCHEDULE A
                             Non-Derivative Securities Disposed of

--------------------------------------------------------------------------------------------------------------------------
                                    5.  Amount of Securities                            7.  Nature of Indirect
                                        Beneficially Owned       6.  Ownership              Beneficial
Name of Holder                          at End of Month              Form                   Ownership
--------------------------------------------------------------------------------------------------------------------------
Resource Investors Management              205,215                    I                 By RIMCO Partners, L.P. {1}
Company Limited Partnership                225,215                    I                 By RIMCO Partners, L.P. II {1}
("RIMCO")                                   96,521                    I                 By RIMCO Partners, L.P. III {1}
                                           257,388                    I                 By RIMCO Partners, L.P. IV {1}
                            Total:         784,339                    I

RIMCO Associates, Inc. ("Associates")      205,215                    I                 By RIMCO Partners, L.P. {2}
                                           225,215                    I                 By RIMCO Partners, L.P. II {2}
                                            96,521                    I                 By RIMCO Partners, L.P. III {2}
                                           257,388                    I                 By RIMCO Partners, L.P. IV {2}
                            Total:         784,339

RIMCO Partners, L.P. ("RIMCO I")           205,215                    D

Roy V. Hood                                205,215                    I                 By RIMCO Partners, L.P. {3}
                                           225,215                    I                 By RIMCO Partners, L.P. II {3}
                                            96,521                    I                 By RIMCO Partners, L.P. III {3}
                                           257,388                    I                 By RIMCO Partners, L.P. IV {3}
                            Total:         784,339

David R. Whitney                           205,215                    I                 By RIMCO Partners, L.P. {4}
                                           225,215                    I                 By RIMCO Partners, L.P. II {4}
                                            96,521                    I                 By RIMCO Partners, L.P. III {4}
                                           257,388                    I                 By RIMCO Partners, L.P. IV {4}
                            Total:         784,339

A. Lee Jorden                              205,215                    I                 By RIMCO Partners, L.P. {5}
                                           225,215                    I                 By RIMCO Partners, L.P. II {5}
                                            96,521                    I                 By RIMCO Partners, L.P. III {5}
                                           257,388                    I                 By RIMCO Partners, L.P. IV {5}
                            Total:         784,339





**ENDNOTES**

     {1} Resource Investors Management Company Limited Partnership ("RIMCO") is the managing general partner of, and has a 1% profits interest in, RIMCO Partners, L.P. ("RIMCO I"), RIMCO Partners, L.P. II ("RIMCO II"), RIMCO Partners, L.P. III ("RIMCO III"), and RIMCO Partners, L.P. IV ("RIMCO IV").

     {2} RIMCO Associates, Inc. ("Associates") is the managing general partner of, and has a 55% interest in RIMCO, which is the managing general partner, of, and has a 1% profits interest in, RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

     {3} Roy V. Hood is a managing director of RIMCO and a shareholder and President and director of Associates.

     {4} David R. Whitney is a managing director of RIMCO and a shareholder and Vice President, Treasurer and Secretary and a director of Associates.

     {5} A. Lee Jorden is a managing director of RIMCO and a shareholder and a Vice President and a director of Associates.

                                SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.



Date: August 10, 2000            Resource Investors Management Company
                                 Limited Partnership
Signature:                       By: RIMCO Associates, Inc.,
                                 Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President

Date: August 10, 2000            RIMCO Associates, Inc.

Signature:                       By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: August 10, 2000            RIMCO Partners, L.P.
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.,
                                         Its General Partners

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: August 10, 2000                /s/ Roy V. Hood*
                                     ----------------------------------
Signature:                           Roy V. Hood



Date: August 10, 2000                /s/ A. Lee Jorden*
                                     ----------------------------------
Signature:                           A. Lee Jorden



Date: August 10, 2000                /s/ David R. Whitney
                                     ----------------------------------
Signature:                           David R. Whitney



*By: /s/ David R. Whitney
     -----------------------------------
     David R. Whitney, Attorney-in-Fact